June 11, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Williamson

Re:	Bright Horizons Family Solutions Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-188903)

Ladies and Gentlemen:

As underwriters of the proposed public offering of up to 9,775,000 shares of common stock of the Company, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (NYT) on June 12, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 10, 2013, through the date hereof:

Preliminary Prospectus dated June 10, 2013:

4,378 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours, GOLDMAN, SACHS & CO. J.P. MORGAN SECURITIES LLC BARCLAYS CAPITAL INC. As Representatives of the several Underwriters By: J.P. MORGAN SECURITIES LLC

By:	/s/ John Bertone
John Bertone Vice President